

June 22, 2009

<u>**Via Facsimile (212) 310-8007 and US Mail**</u>
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

> **Re: The Children's Place Retail Stores, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed June 16, 2009**
> **File No. 1-23071**

Dear Mr. Aiello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed June 16, 2009

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following non-exhaustive list of statements:

- []our <u>highly</u> qualified independent directors have…created <u>significant</u> value…" (emphasis added);

- "[t]hanks to the leadership of management and the current Board…, the Children's Place has been restored to a position of strength as a market leader…" and,

- "Mr. Dabah's past conduct and management performance have cost The Children's Place and its stockholders dearly, eroding its value and causing great uncertainty among employees and in the marketplace…"

The Children's Place Urges…

2.   The Company has implied that security holders are entitled to receive a payment in a contested election of directors. This implication must be addressed through corrective disclosure in future filings that indicates security holders are not entitled to any such payment. In addition, the disclosure implies that simply proposing another choice for security holders during a contested election of directors is tantamount to an effort to "steal" control of an issuer. This implication must be addressed through corrective disclosure in future filings that indicates directors other than those nominated by the issuer may be lawfully introduced for consideration without triggering a change of control.

Your Highly Qualified Independent Directors….

3.   Ms. Kasaks is being credited with contributing to improvements in financial and operational performance. She is later described as being a member of a "proven slate." We note that Pacific Sunwear has removed her as its Chairman and CEO. Advise us of the date upon which the Company learned of this information. In addition, please advise of any plans the Company has to revise its proxy statement. To the extent the Company plans to mail any additional soliciting material to security holders, please confirm that information regarding the circumstances under which Ms. Kasaks was removed will be distributed to security holders.

4.   In future filings, please ensure that any descriptions regarding Mr. Dabah's resignation are accompanied by qualifying disclosures, if true, that he resigned without cause as a result of mutual agreement. If Mr. Dabah resigned without cause and as a result of mutual agreement, please confirm that the Company will not characterize his resignation as an "ouster" as a result of alleged "misconduct" or "serious corporate governance abuses" in future filings.

Do Not Let History Repeat Itself…

5.   The letter states that the Company has "restructured many of the ill-advised real estate commitments" entered into by Mr. Dabah when he was CEO. The letter also references "onerous remodeling requirements under the Disney Store contract." In a future filing, please make a corrective disclosure that indicates, if true, that the Company's director nominees participated in the Company's decision to enter into the real estate commitments and the Disney store contract.

6.   Your disclosure implies that Mr. Dabah caused the various problems listed in the bullet points. Although these various challenges faced the company while Mr. Dabah was its CEO, you have not provided support for your implied assertion. Please provide such support and if true, include disclosure in future filings that acknowledges other factors or persons who may have shared responsibility for the problems cited.

Ezra Dabah Wants Control without Paying For It…

7.   We note the comparison you make of the price per share that Mr. Dabah indicated he would be interested in offering to the company in February 2008 to recently traded prices of the company's stock. To provide appropriate context your disclosure should have referenced the trading price of the company's stock in February 2008.   If you make comparisons such as these in future filings, please include reference to all relevant facts necessary to shareholders' understanding.

        Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

   •   the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions